Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

April 30, 2013

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on March 29, 2013 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 54 filed on February 14, 2013 (“PEA No. 54”), which contained disclosure with respect to two proposed new series of the Registrant, the Matthews Asia Focus Fund and Matthews Emerging Asia Fund, including the Prospectus of such new series (the “New Prospectus”), and disclosure with respect to the proposed Institutional Class shares of two existing series of the Registrant, the Matthews Asia Small Companies Fund and Matthews Asia Science and Technology Fund, as provided in the Prospectus for Institutional Class shares (the “Institutional Class Prospectus”). Changes to the Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 55 (“PEA No. 55”) expected to be filed on or about April 30, 2013, which contains disclosure with respect to all series of the Registrant.

Those comments are repeated below and organized in the same fashion as presented by Ms. Dubey.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the New Prospectus that was already filed as part of PEA No. 54, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the New Prospectus.

1.	Comment: In footnote 2 to the “Annual Operating Expenses” table on page 3, please revise the last sentence to state that the agreement to waive fees and/or reimburse expenses may be terminated at any time by the Board, rather than the Matthews Asia Focus Fund, on 60 days’ written notice. This comment also applies to footnote 2 to the “Annual Operating Expenses” table on page 6 with respect to the Matthews Emerging Asia Fund.

Response: Comment accepted. The Registrant has made the requested revisions to state that the agreement may be terminated by the Board or the Trust on behalf of the Fund.

Securities and Exchange Commission

April 30, 2013

2.	Comment: Under the “Principal Investment Strategy” section on page 4, please delete the word “total” from the phrase “total net assets” in the first sentence of the first paragraph so as to be consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). This comment also applies to the corresponding disclosure in the New Prospectus with respect to the Matthews Emerging Asia Fund and the corresponding disclosure in the Institutional Class Prospectus with respect to each Fund covered thereby, as appropriate.

Response: Comment accepted. The Registrant has made the requested revision.

3.	Comment: Under the “Principal Investment Strategy” section on page 4, with respect to the last sentence of the first paragraph regarding when a company is considered to be in a region or country, please (i) add disclosure to clarify that deriving “substantial” revenues and profits or holding “substantial” assets in that region or country means deriving at least 50% of such company’s revenues or profits or having at least 50% of such company’s assets located within that region or country; (ii) supplementally explain why a company’s organization in a region or country is economically tied to such company; and (iii) add disclosure to explain what “other similar factors” are. This comment also applies to the corresponding disclosure in the New Prospectus with respect to the Matthews Emerging Asia Fund and the corresponding disclosure in the Institutional Class Prospectus with respect to each Fund covered thereby, as appropriate.

Response: Comment accepted. With respect to (i), the Registrant has added the requested disclosure. With respect to (iii), the Registrant has revised the referenced disclosure and added additional tests in determining whether a company is considered to be “located” in a country or a region. With respect to (ii), in the experience of Matthews International Capital Management, LLC, the Registrant’s investment adviser (“Matthews”), companies organized in Asian countries in which the series of the Registrant invest (“Eligible Asian Countries”) are subject to substantial rules, regulations and controls of such countries, including those regulating business activities, currency restrictions, ownership structure, corporate governance and other aspects. Accordingly, unlike in certain other offshore jurisdictions, such as the Cayman Islands, the organization of a company under the laws of an Eligible Asian Country is usually a strong indication that there is a significant economic relationship between the company and that country.

4.	Comment: In the second paragraph under the “Principal Investment Strategy” section on page 4, it is stated that “the Fund is unconstrained by … market capitalization.” Please add a risk factor under the “Principal Risks of Investment” section beginning on page 4 regarding investments in small- and medium-cap companies.

Response: Comment accepted. The registrant has added a risk factor regarding investments in medium-cap companies under the “Principal Risks of Investment” section for the Matthews Asia Focus Fund. However, because investing in small-cap companies is not a principal strategy for the Matthews Asia Focus Fund, the Registrant has respectfully declined to add a risk factor regarding investments in small-cap companies under the “Principal Risks of Investment” section for the Matthews Asia Focus Fund.

5.	Comment: Under the “Principal Risks of Investment” section on page 4, please add disclosure to explain that loss of money is a risk of investing in the Matthews Asia Focus Fund as required by Item 4(b)(1)(i) of Form N-1A. This comment also applies to the corresponding disclosure in the New Prospectus with respect to the Matthews Emerging Asia Fund and the corresponding disclosure in the Institutional Class Prospectus with respect to each Fund covered thereby, as appropriate.

Securities and Exchange Commission

April 30, 2013

Response: Comment accepted. The Registrant has added the requested disclosure.

6.	Comment: As required by Item 4(b)(1)(iii) of Form N-1A, please move the statement on page 12 of the New Prospectus that “[a]n investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” to the “Principal Risks of Investment” section beginning on page 4 with respect to the Matthews Asia Focus Fund and page 7 with respect to the Matthews Emerging Asia Fund if the Funds are “advised by or sold through an insured depository institution.” If the Funds are not advised by or sold through an insured depository institution, please disregard this comment. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus with respect to each Fund covered thereby, as appropriate.

Response: Comment accepted. Because the series of the Registrant are not advised by or sold through an insured depository institution, the Registrant has removed the referenced disclosure.

7.	Comment: Please consider abbreviating the risk factors under the “Principal Risks of Investment” section beginning on page 4 with respect to the Matthews Asia Focus Fund and page 7 with respect to the Matthews Emerging Asia Fund. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus with respect to each Fund covered thereby, as appropriate.

Response: Comment accepted. The Registrant has abbreviated certain risk factors under the “Principal Risks of Investment” section for each series of the Registrant as the Registrant deemed appropriate.

8.	Comment: Under the “Principal Risks of Investment” section beginning on page 4, with respect to the risk factor entitled “Focused Investment Risk” on page 5, please add disclosure to clarify that the Matthews Asia Focus Fund is “non-diversified.”

Response: Comment acknowledged. Because the Matthews Asia Focus Fund is a diversified fund within the meaning of Section 5(b) of the 1940 Act, the Registrant has respectfully declined to add the requested disclosure.

9.	Comment: Under the “Principal Investment Strategy” section on page 7, with respect to first sentence of the first paragraph regarding the Matthews Emerging Asia Fund’s policy of investing “at least 80% of its [ ]net assets, which include borrowings for investment purposes, in the common and preferred stocks of companies located in Asia Ex Japan,” the Staff does not believe such policy accurately reflects its name as required by Rule 35d-1 under the 1940 Act because certain countries (or territories) in Asia Ex Japan, such as Hong Kong, South Korea and Singapore, are not emerging Asian countries (or territories). Please revise the relevant disclosure to accurately reflect its name in accordance with Rule 35d-1 under the 1940 Act.

Response: Comment accepted. The Registrant has revised the reference disclosure such that under normal market conditions, the Matthews Emerging Asia Fund will invest at least 80% of its net assets in the common and preferred stocks of companies located in Asia excluding Japan, South Korea, Hong Kong and Singapore.

Securities and Exchange Commission

April 30, 2013

10.	Comment: Under the “Principal Risks of Investment” section beginning on page 7, please add a risk factor regarding micro-cap companies.

Response: Comment accepted. The Registrant has added the requested disclosure.

11.	Under the “PURCHASE AND SALE OF FUND SHARES” section on page 9, please delete the fourth and fifth sentences of the paragraph with the reference to the 2.00% redemption fee and the cross-reference. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment acknowledged. The Registrant believes that the inclusion of the referenced short sentences, which alert the investors to the 2% redemption fee that may be assessed under certain circumstances, is helpful to investors and that the inclusion of such disclosure is not inconsistent with Form N-1A. In fact, the Registrant receives frequent telephone inquiries that this disclosure is intended to address. Accordingly, the Registrant has respectfully declined to delete the referenced sentences.

12.	Comment: With respect to the disclosure of investment strategies and risks included in the New Prospectus following the Summary Prospectuses of the Funds, please categorize the investment strategies and risks as principal and non-principal investment strategies, and principal and non-principal risks, and disclose each sub-category separately under a proper heading. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has revised the referenced disclosure with respect to investment strategies such that investment strategies are disclosed under the two new headings, “Principal Investment Strategies” and “Non-Principal Investment Strategies,” as appropriate. The Registrant has also revised the referenced disclosure with respect to risks such that risks other than general risks and risks associated with Matthews’ investment approach are disclosed under the two new headings, “Principal Risks” and “Additional Risks,” as appropriate.

13.	Comment: Under the “Matthews’ Investment Approach” section beginning on page 10, with respect to the second sentence of the first paragraph on page 10 regarding Matthews’ investments in the Asia Pacific region, please supplementally explain why such disclosure is relevant given that neither the Matthews Asia Focus Fund nor the Matthews Emerging Asia Fund invests in the broader Asia Pacific region.

Response: The referenced disclosure regarding Matthews’ investments in the Asia Pacific region was included in the New Prospectus because these two new Funds will be covered by a combined prospectus of all series of the Registrant other than the Matthews Asia Strategic Income Fund when PEA No. 55 becomes effective and certain other series of the Registrant may invest in the Asia Pacific region.

14.	Comment: Under the “Risks of Investing in the Funds” section beginning on page 12, with respect to the last sentence of the risk factor entitled “Dividend-Paying Equities” on page 14, please supplementally explain why the inclusion of PFICs in a Fund’s portfolio can result in higher variability in the income distribution. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Securities and Exchange Commission

April 30, 2013

Response: The inclusion of PFICs in a Fund’s portfolio can result in higher variability in the income distribution because the Fund may be required to recognize “phantom income” (i.e., income in excess of the distributions the Fund receives from PFICs and the Fund’s proceeds from dispositions of PFIC stock).

15.	Comment: Under the “Risks of Investing in the Funds” section beginning on page 12, please move the risk factors entitled “Japan” and “Australia” on page 18 under the new heading for non-principal risks as noted in Comment 12 above.

Response: Comment acknowledged. As discussed under the Registrant’s response to Comment 12 above, the Registrant has added two new headings, “Principal Risks” and “Additional Risks,” to more appropriately characterize the risks of investing in the various series of the Registrant. Because the risks of investing in certain countries are principal for certain series of the Registrant but not others, the Registrant has not categorized the risks of investing in each relevant country as principal or otherwise. Instead, the Registrant has included the risks of investing in all relevant countries under the heading “Principal Risks” but added disclosure explaining that the risks of investing in a particular country is principal for one or more specified series of the Registrant only to the extent such series’ portfolio is concentrated in such country.

16.	Comment: Under the “Management of the Funds” section beginning on page 21, disclosure was made in the first paragraph on page 22 with respect to the recoupment of fees waived or expenses reimbursed by Matthews. Please add a footnote regarding such recoupment to the “Annual Operating Expenses” table on page 3 for the Matthews Asia Focus Fund and page 6 for the Matthews Emerging Asia Fund.

Response: Comment accepted. The Registrant has added the requested disclosure.

17.	Comment: Under the “Management of the Funds” section beginning on page 21, it was disclosed in the first paragraph on page 22 that an additional amount may be waived for the Investor Class as compared to the Institutional Class. Please supplementally explain why the Board believes it is appropriate to waive fees and/or reimburse expenses for one class of shares but not the other.

Response: The Registrant has revised the referenced disclosure to clarify that the expense waiver amounts for both the Matthews Asia Focus Fund and Matthews Emerging Asia Fund are the same for the Investor Class and the Institutional Class of the same Fund. The Registrant has also added disclosure to explain that because certain expenses of the Investor Class are higher than the Institutional Class, the resulting total annual fund expenses for the Investor Class may exceed 1.75% and 2.00% for the Matthews Asia Focus Fund and Matthews Emerging Asia Fund, respectively.

18.	Comment: Under the “Exchanging Shares” section on page 27, with respect to the last sentence of the first paragraph and the first sentence of the third paragraph, please add disclosure to explain that although a shareholder’s exchange privilege may be terminated because of excessive exchanges or otherwise, such shareholder can still redeem his, her or its shares. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has added the requested disclosure.

Securities and Exchange Commission

April 30, 2013

19.	Comment: Under the “Exchanging Shares” section on page 27 and the “Selling (Redeeming) Shares” section beginning on page 28, with respect to the second paragraph regarding the suspension of shareholders’ redemption privileges for an indefinite period in extreme circumstances, please (i) note that Section 22(e) of the 1940 Act generally does not permit the suspension of redemption privileges indefinitely; and (ii) revise the relevant disclosure such that redemption privileges may be suspended only for up to seven days except for the enumerated exceptions in Section 22(e) of the 1940 Act. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has revised the referenced disclosure such that redemption privileges may be suspended only for a period of not more than seven days unless otherwise permitted by applicable law.

20.	Comment: Under the “Telephone and Online Transactions” section beginning on page 28, please delete the word “ordinarily” from the first sentence of the second paragraph.

Response: Comment accepted. The Registrant has made the requested revision.

21.	Comment: Under the “Telephone and Online Transactions” section beginning on page 28, with respect to disclosure in the third paragraph regarding difficulty getting through the Funds in times of extreme market conditions or heavy shareholder activity, please add disclosure to explain that shareholders may still be able to purchase or redeem shares of the Funds using a method other than telephone or online under such circumstances. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has added the requested disclosure.

22.	Comment: In the “SELLING (REDEEMING) SHARES” table beginning on page 28, it is stated in the “By Wire” section on page 29 that the Funds charge $9.00 for wire redemptions. Please add the $9.00 charge as an account fee in the “Shareholder Fees” table on page 3 for the Matthews Asia Focus Fund and page 6 for the Matthews Emerging Asia Fund. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus with respect to each Fund covered thereby, as appropriate.

Response: Comment accepted. The Registrant has added the requested disclosure.

23.	Comment: Under the “TAXES” section on page 34, please add disclosure to explain that the Funds intend to make distributions that may be taxed as ordinary income and capital gains (which may be taxable at different rates depending on the length of time the Funds hold their assets), as required by Item 11(f)(1)(i) of Form N-1A. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has added the requested disclosure.

24.	Comment: With respect to information disclosed on page 35 through 37, please revise, as appropriate, such that information required by Item 1(b) of Form N-1A to be included on the outside back cover page of the New Prospectus is so included. This comment also applies to the corresponding disclosure in the Institutional Class Prospectus.

Securities and Exchange Commission

April 30, 2013

Response: Comment accepted. The Registrant has revised the referenced disclosure such that information required by Item 1(b) of Form N-1A is included on the outside back cover page.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Institutional Class Prospectus that was already filed as part of PEA No. 54, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Institutional Class Prospectus.

25.	Comment: Under the “Principal Investment Strategy” section beginning on pages 3, 15, 18 and 24, please add disclosure regarding the market capitalization policy for the relevant Funds as a whole.

Response: Comment accepted. The Registrant has added the requested disclosure.

26.	Comment: Under the “Principal Risks of Investment” section beginning on pages 4, 16, 19 and 25, please add a risk factor regarding investments in small- and medium-cap companies if such risk is principal for the relevant Funds.

Response: Comment accepted. The Registrant has added a risk factor regarding investments in medium-cap companies to the relevant Funds as requested. Because risks of investments in small-cap companies are not principal for any of the Funds specified in this Comment 26, the Registrant has not added a risk factor regarding investments in small-cap companies to those Funds.

27.	Comment: Under the “Principal Risks of Investment” section beginning on page 4, with respect to the risk factor entitled “Risks Associated with Emerging and Frontier Markets,” please revise the risk factor to make it more Asia specific. This comment also applies, as appropriate, to the corresponding disclosure of each Fund covered by the Institutional Class Prospectus and the New Prospectus.

Response: Comment accepted. The Registrant has revised the referenced disclosure to make the risk factor entitled “Risks Associated with Emerging and Frontier Markets” more specific to Asia.

28.	Comment: Under the “Principal Risks of Investment” section beginning on page 4, 8, 12, 16 and 25, with respect to the risk factor entitled “Convertible Securities,” disclosure was made regarding “junk bonds.” Please remove such disclosure if investing in junk bonds is not a principal strategy of the relevant Funds. If investing in junk bonds is a principal strategy of the relevant Funds, please add appropriate disclosure regarding junk bonds under the “Principal Investment Strategy” section beginning on page 3, 8, 12, 15, or 24, as appropriate. If disclosure regarding junk bonds is included in the “Principal Investment Strategy” and “Principal Risks of Investment” sections, please add disclosure to explain that junk bonds are primarily speculative securities.

Securities and Exchange Commission

April 30, 2013

Response: Comment accepted. The Registrant has retained references to convertible securities for those Funds specified in this Comment 28, but has enhanced the related risk disclosure to state that junk bonds are considered to be primarily speculative securities.

29.	Comment: Under the “Risks of Investing in the Funds” section beginning on pages 4, 8 and 12, with respect to the last sentence of the risk factor entitled “Dividend-Paying Securities,” please supplementally explain why the inclusion of PFICs in a Fund’s portfolio can result in higher variability in the income distribution.

Response: The referenced disclosure was removed from the risk factor entitled “Dividend-Paying Securities” under the “Risks of Investing in the Funds” section in the Summary Prospectus of those Funds specified in this Comment 29 because that disclosure is already included in the Statutory Prospectus. As explained in the Registrant’s response to Comment 14 above, the inclusion of PFICs in a Fund’s portfolio can result in higher variability in the income distribution because the Fund may be required to recognize “phantom income” (i.e., income in excess of the distributions the Fund receives from PFICs and the Fund’s proceeds from dispositions of PFIC stock).

30.	Comment: Under the “Past Performance” section beginning on pages 5, with respect to the first sentence of the first paragraph regarding the Matthews Asian Growth and Income Fund’s volatility as reflected by the bar chart, please add disclosure to explain that the bar chart and the table provide some indication of the “risks of investing” in the Matthews Asian Growth and Income Fund. This comment also applies, as appropriate, to the corresponding disclosure of each Fund covered by the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has made the requested revision.

31.	Comment: In the “AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2012” table under the “Past Performance” section on page 5, please add “(reflects no deduction for fees, expenses or taxes)” after the name of the index. This comment also applies, as appropriate, to the corresponding disclosure of each Fund covered by the Institutional Class Prospectus.

Response: Comment accepted. The Registrant has added the requested disclosure.

32.	Comment: In the “AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2012” table under the “Past Performance” section on page 5, the MSCI All Country Asia ex Japan Index was used for performance comparison with the Matthews Asian Growth and Income Fund. Please supplementally explain why this index is appropriate given that there is no indication elsewhere in the Summary Prospectus of the Matthews Asian Growth and Income Fund that it does not invest in Japan.

Response: The MSCI AC Asia Index has a large weighting in Japan (45.76% as of March 29, 2013), while the Matthews Asian Growth and Income Fund has a much smaller weighting in Japan (8.75% as of December 31, 2012). Accordingly, the Registrant believes the MSCI All Country Asia ex Japan Index, which excludes Japan from the index, is a more appropriate index for the Matthews Asian Growth and Income Fund.

Securities and Exchange Commission

April 30, 2013

33.	Comment: Under the “Principal Investment Strategy” section beginning on pages 7 and 11, with respect to the first sentence of the first paragraph, please replace the phrase “income-paying equity securities” with “dividend-paying equity securities” to be consistent with the name of the relevant Funds.

Response: Comment accepted. The Registrant has made the requested revision.

34.	Comment: Under the “Principal Risks of Investment” section beginning on pages 8 and 12, please add a risk factor regarding investments in medium-sized companies.

Response: Comment accepted. The Registrant has added the requested disclosure.

35.	Comment: Under the “Principal Investment Strategy” section beginning on pages 11 and 21, with respect to the first sentence of the first paragraph regarding the location of companies in which the relevant Funds will invest at least 80% of their net assets (the “80% Test”), the Staff does not believe it is appropriate to include companies located in Taiwan in the 80% Test where the name of the relevant Funds use the term “China.” The Staff notes that the index selected by the Registrant for performance comparison for the relevant Funds, the MSCI China Index, does not include Taiwan. Please (i) change the names of the relevant Funds and use a term that include both Taiwan and China; (ii) remove companies located in Taiwan from the 80% Test for the relevant Funds; or (iii) supplementally explain why it is appropriate for the relevant Funds to include companies located in Taiwan in the 80% Test given the use of the term “China” in their names.

Response: Comment accepted and deferred until August 31, 2013. The Registrant agrees to revise the relevant disclosure such that companies located in Taiwan will not be included in the 80% Test for the relevant Funds. As discussed with Ms. Dubey, this change to the 80% Test for the relevant Funds would require the Registrant to revise its compliance program, to re-analyze portfolio holdings and various groups of potential investments to more precisely distinguish between companies located in Taiwan and elsewhere in China, to update its investor materials and to take various other actions as may be reasonably necessary to ensure that the 80% Test for the relevant Funds is properly implemented and monitored. Those activities are expected to take as long as four months, through August 31, 2013. For that reason, the Registrant has not yet revised the relevant disclosure in PEA No. 55 but hereby undertakes to make the requested revisions in a prospectus supplement to be filed with the Commission no later than August, 31, 2013.

36.	Comment: Under the “Risks of Investing in the Funds” section beginning on pages 8 and 12, with respect to the first sentence of the first paragraph of the risk factor entitled “Dividend-Paying Securities,” please replace the word “may” with “will.”

Response: Comment accepted. The Registrant has made the requested revision.

37.	Comment: Under the “Principal Investment Strategy” section on page 18, with respect to the first sentence of the first paragraph regarding the 80% Test, please revise the 80% Test to reference the Pacific region because of the use of the term “Pacific Tiger” in the name.

Response: Comment acknowledged. The term “Tiger” is a generic traditional reference to high growth economies or countries, and was originally used with respect to various Asian countries other than Japan. The term “Pacific” in the name remains appropriate because Asian countries are located in the Pacific region. Only Australia and New Zealand would be added by changing the term from Asia to Asia Pacific, and neither of those two countries has been considered a “Tiger” economy. For this reason, the Registrant has respectfully declined to broaden the 80% Test for the Matthews Pacific Tiger Fund.

Securities and Exchange Commission

April 30, 2013

38.	Comment: Under the “Principal Risks of Investment” section on page 29, with respect to the risk factor entitled “Volatility,” please consider whether the inclusion of such risk factor is appropriate for the Matthews Japan Fund given that Japan is not an emerging country.

Response: Comment accepted. The Registrant has removed the referenced risk factor from the “Principal Risks of Investment” section for the Matthews Japan Fund.

39.	Comment: Under the “Past Performance” section on page 30, please add disclosure regarding the supplemental index, Tokyo Stock Price Index, in the narrative explanation accompanying the bar chart and table as required by Instruction 2(b) of Item 4 of Form N-1A.

Response: Comment accepted. The Registrant has added the requested disclosure.

40.	Comment: Please remove footnote 1 to the “Annual Operating Expenses” table on pages 34 and 38 that states the expenses are estimated. That disclosure is permitted for new funds only.

Response: Comment acknowledged. The Registrant has revised that disclosure to clarify that the expenses for the new Institutional Class shares are based on the expenses for the Investor Class shares. Although the two referenced Funds are not new, the Institutional Class of each of those Funds is new.

41.	Comment: Please remove the footnote to the “EXAMPLE OF FUND EXPENSES” section on pages 34 and 38.

Response: Comment accepted. The Registrant has removed the referenced footnote.

42.	Comment: Please add to the end of the “PORTFOLIO TURNOVER” section on pages 34 and 38 a statement regarding the relevant Funds’ portfolio turnover rates during the most recent fiscal year.

Response: Comment accepted. The Registrant has added the requested disclosure.

43.	Comment: The Staff believes that the index selected for the Matthews Asia Science and Technology Fund and included in the “AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2012 (FOR INVESTOR CLASS SHARES)” table under the “Past Performance” section beginning on page 40, the MSCI AC Asia IT and Telecom Services Index, is too narrow. Please select an appropriate broad-based securities market index for the Matthews Asia Science and Technology Fund as required by Item 4(b)(2)(iii) of Form N-1A.

Response: Comment accepted. The Registrant has selected the MSCI AC Asia Index, which represents large- and mid-sized companies in 11 Asian countries with 928 constituents as of March 29, 2013, as the broad-based securities market index for the Matthews Asia Science and Technology Fund, and has retained the MSCI AC Asia IT and Telecom Services Index as a supplemental index.

Securities and Exchange Commission

April 30, 2013

44.	Comment: Under the “FINANCIAL HIGHLIGHTS” section on page 43, please add the standard introduction to financial highlights identical or similar to the statements set forth in Item 13(a) of Form N-1A rather than including that information in footnotes and elsewhere. That introduction should include a statement to the effect that the information included under the “FINANCIAL HIGHLIGHTS” section has been audited by the Funds’ independent registered public accounting firm.

Response: Comment accepted. The Registrant has added the requested disclosure.

45.	Comment: In the “FINANCIAL HIGHLIGHTS” table for Matthews Asia Science and Technology Fund on page 54, the expense ratios disclosed under the headings “Ratio of expenses to average net assets before any reimbursement, waiver or recapture of expenses by Advisor and Administrator” and “Ratio of expenses to average net assets after any reimbursement, waiver or recapture of expenses by Advisor and Administrator” are identical. Please delete one of the two referenced rows in the table and change the heading of the remaining row to “Ratio of expenses to average net assets.”

Response: Comment accepted. The Registrant has made the requested revision.

46.	Comment: Under the “Matthews Focuses on Individual Companies” section on page 58, please add disclosure to explain what the Matthews Asia Science and Technology Fund’s concentration policy is.

Response: Comment accepted. The Registrant has added disclosure in the Summary Prospectus for the Matthews Asia Science and Technology Fund to explain that this Fund concentrates its investments in science- and technology-related industries and services. Accordingly, the Registrant does not believe it is necessary to add that disclosure again in the Statutory Prospectus.

47.	Comment: With respect to disclosure regarding the “ASIA PACIFIC” countries on page 59, please supplementally explain why it is appropriate to keep the disclosure regarding Asia Pacific countries and which Fund(s) invest in countries in the Pacific region.

Response: The Registrant believes that it is appropriate to include the disclosure regarding Asia Pacific countries because although the 80% Test is not applied to Asia Pacific countries for any of the Funds, each Fund may invest a portion of the remaining 20% of the Fund’s net assets in countries in the broader Pacific region, and some have done so from time to time.

48.	Comment: Please consider adding a risk factor regarding investments in science and technology companies in the “Risks of Investing in the Funds” section beginning on page 59.

Response: Comment accepted. The Registrant has added the requested disclosure.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Statement of Additional Information that was already filed as part of PEA No. 54, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Statement of Additional Information.

Securities and Exchange Commission

April 30, 2013

1.	Comment: Under the “Description of the Funds” section beginning on page 4, with respect to the fourth sentence of the first paragraph on page 5 regarding which Funds are diversified, please add the Matthews Asia Focus Fund to the list of Funds that are non-diversified.

Response: Comment acknowledged. Because the Matthews Asia Focus Fund is a diversified fund, the Registrant has respectfully declined to add the requested disclosure.

2.	Comment: Under the “Risks Associated with India” section beginning on page 15, with respect to the third sentence of the third paragraph regarding the possibility of the Board suspending redemption rights for an indefinite period, the Staff does not believe such disclosure is consistent with Section 22(e) of the 1940 Act. Please revise the relevant disclosure such that redemption privileges may be suspended only for up to seven days except for the enumerated exceptions in Section 22(e) of the 1940 Act.

Response: Comment accepted. The Registrant has revised the referenced disclosure such that redemptions may be suspended up to the period allowed by the 1940 Act, which is seven days, except in certain limited circumstances permitted by Section 22(e).

3.	Comment: Under the “Swaps” section beginning on page 31, with respect to the second paragraph regarding covering swaps based on “net amounts,” the Staff notes that it has issued a concept release related to the use of derivatives by investment companies under the 1940 Act requesting comments from the public regarding, among other things, the optimal amount of assets that should be segregated for purposes of complying with the leverage limitations of Section 18 of the 1940 Act. The Commission may in the future issue guidance related to use of derivatives that could impact the way the Matthews Asia Strategic Income Fund currently operates.

Response: Comment accepted. The Registrant has added disclosure explaining that the calculation of the Matthews Asia Strategic Income Fund’s obligations under swap agreements is based on current interpretive guidance from the Staff, which may change in the future.

4.	Comment: Under the “China A Shares” section beginning on page 33, please (i) add disclosure to explain that there is no assurance that the exemptive relief will be granted by the Commission; and (ii) supplementally confirm that the Registrant will not invest in the A Share Selections Fund until the Registrant files an amendment to its current registration statement under Rule 485(a) under the 1933 Act to describe the A Share Selections Fund and such amendment is declared effective (or becomes effective) after the Commission has been given the opportunity to review that amendment.

Response: Comment accepted. The Registrant has added the requested disclosure. Further, the Registrant hereby confirms that it will not invest in the A Share Selections Fund until it files an amendment to its current registration statement under Rule 485(a) under the 1933 Act to describe the A Share Selections Fund and until such amendment becomes effective after the Commission has been given the opportunity to review such amendment.

Securities and Exchange Commission

April 30, 2013

5.	Comment: Under the “Funds’ Policies” section beginning on page 34, please supplementally confirm that there have been no changes to the Funds’ policies.

Response: The Registrant hereby confirms that there have been no changes to the Funds’ fundamental policies, except that the Registrant has added disclosure to clarify that the industry concentration policy will be applied to any series of the Registrant that invests in China A Shares through a Series of the A Share Selections Fund on a combined look-through basis, disregarding the A Share Selections Fund, and subject to resolution of that question in the exemptive order mentioned above.

6.	Comment: In the “INDEPENDENT TRUSTEES” table beginning on page 39, please add parenthetical explanation regarding the principal business of (i) The PMI Group, Inc. for Rhoda Rossman; and (ii) JZ Partners LLC for Jonathan F. Zeschin. In the “OFFICERS WHO ARE NOT TRUSTEES” table beginning on page 40, please add parenthetical explanation regarding the principal business of Everbright Pramerica for Robert Horrocks.

Response: Comment accepted. The Registrant has added the requested disclosure.

7.	Comment: In the table under the “Compensation” section on page 46, please disclose in the table the compensation paid to all Trustees rather than Independent Trustees only.

Response: Comment accepted. The Registrant has added the requested disclosure.

8.	Comment: Under the “Investment Advisor” section beginning on page 52, with respect to the fourth sentence of the second paragraph on page 54, please correct the duplicative reference by replacing “Matthews Emerging Asia Fund” with “Matthews Asia Focus Fund.”

Response: Comment accepted. The Registrant has removed the referenced sentence because the advisory fees with respect to the Matthews Asia Focus Fund is already disclosed in the previous paragraph.

9.	Comment: Under the “Investment Advisor” section beginning on page 52, with respect to the table in the third paragraph on page 54, please (i) confirm the amounts of aggregate advisory fees earned by Matthews before and after waivers for 2010 are accurate as the amount after waivers is lower than the amount before waivers; and (ii) if the amounts under (i) are accurate, change the headings of the table to “Aggregate Advisory Fees Earned by Matthews (before Waivers, Reimbursements or Recoupments)” and “Aggregate Advisory Fees Earned by Matthews (after Waivers, Reimbursements or Recoupments).”

Response: Comment accepted. The Registrant hereby confirms that the amounts of aggregate advisory fees earned by Matthews as disclosed in PEA No. 54 were accurate. The Registrant has made the requested revisions to the referenced headings of the table.

10.	Comment: Under the “Investment Advisor” section beginning on page 52, please note that the disclosure in the second and third to the last sentence of the fourth paragraph on page 54 regarding the effective dates of Matthews’ agreement to limit Fund expenses are inconsistent with the relevant disclosure in the second paragraph on page 67of the Institutional Class Prospectus. Please revise the appropriate disclosure such that the correct effective dates are disclosed.

Securities and Exchange Commission

April 30, 2013

Response: Comment accepted. The Registrant has revised the referenced disclosure in the Institutional Class Prospectus and the Statement of Additional Information such that the correct effective dates are disclosed.

11.	Comment: Under the “Principal Underwriter in the United States” and “Principal Underwriter in Latin America” sections on page 63, please disclose the aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriters for each of the Funds’ last three fiscal years as required by Item 25(a)(3) of Form N-1A.

Response: Comment accepted. The Registrant has added the requested disclosure, confirming that neither the Registrant nor any series paid compensation to any underwriter, and that no underwriting commissions were charged or retained by the principal underwriters.

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We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC